# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NATURAL GAS SERVICES GROUP INC, CIK 0001084991
CUSIP: 63886Q109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 404 VETERANS AIRPARK LANE, SUITE 300, Midland, Texas (TX), 79705
Date of event which requires filing of this statement: 01/05/2026
Amends the filing with accession number 0001387131-23-000258
Filed by CIK 0001360554
Persons authorized to receive notices and communications: Hoak Public Equities, L.P., 3963 Maple Avenue, Suite 450, Dallas, Texas (TX), 75219, (214) 855-2284

## Reporting persons
- Hoak Public Equities, LP (CIK 0001360554): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); member of a group; source of funds: working capital (WC); sole voting power 838,128; shared voting power 0; sole dispositive power 838,128; shared dispositive power 0; aggregate amount beneficially owned 838,128 (6.67% of the class)
  Comment: The item (13) calculation is based on 12,568,917 shares of Common Stock of the Issuer outstanding as of November 7, 2025, as disclosed on the Issuer's Form 10-Q filed with the SEC on November 10, 2025.
- Hoak Fund Management, L.P. (CIK 0001607736): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); member of a group; source of funds: affiliate funds (AF); sole voting power 838,128; shared voting power 0; sole dispositive power 838,128; shared dispositive power 0; aggregate amount beneficially owned 838,128 (6.67% of the class)
  Comment: The item (13) calculation is based on 12,568,917 shares of Common Stock of the Issuer outstanding as of November 7, 2025, as disclosed on the Issuer's Form 10-Q filed with the SEC on November 10, 2025.
- Hoak & Co. (CIK 0001607735): type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); member of a group; source of funds: affiliate funds (AF); sole voting power 838,128; shared voting power 0; sole dispositive power 838,128; shared dispositive power 0; aggregate amount beneficially owned 838,128 (6.67% of the class)
  Comment: The item (13) calculation is based on 12,568,917 shares of Common Stock of the Issuer outstanding as of November 7, 2025, as disclosed on the Issuer's Form 10-Q filed with the SEC on November 10, 2025.
- Hoak J. Hale (CIK 0001450326): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 838,128; shared voting power 0; sole dispositive power 838,128; shared dispositive power 0; aggregate amount beneficially owned 838,128 (6.67% of the class)
  Comment: The item (13) calculation is based on 12,568,917 shares of Common Stock of the Issuer outstanding as of November 7, 2025, as disclosed on the Issuer's Form 10-Q filed with the SEC on November 10, 2025.
- HOAK JAMES M (CIK 0001607722): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 838,128; shared voting power 0; sole dispositive power 838,128; shared dispositive power 0; aggregate amount beneficially owned 838,128 (6.67% of the class)
  Comment: The item (13) calculation is based on 12,568,917 shares of Common Stock of the Issuer outstanding as of November 7, 2025, as disclosed on the Issuer's Form 10-Q filed with the SEC on November 10, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: NATURAL GAS SERVICES GROUP INC
Address of issuer's principal executive offices: 404 VETERANS AIRPARK LANE, SUITE 300, Midland, Texas (TX), 79705
Comment:
This Amendment No. 4 to Schedule 13D ("Amendment No. 4") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission ("SEC") on November 28, 2022 (the "Original 13D") and Amendment No. 1 to the statement on Schedule 13D filed with the Securities and Exchange Commission on December 9, 2022 ("Amendment No. 1") and Amendment No. 2 to the statement on Schedule 13D filed with the Securities and Exchange Commission on December 30, 2022 ("Amendment No. 2") and Amendment No. 3 to the statement on Schedule 13D filed with the Securities and Exchange Commission on January 11, 2023 ("Amendment No. 3" and together with the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 4., the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Original 13D.

This Amendment No. 4 is being filed to make amendments to the Schedule 13D as follows:

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read in its entirety as follows:

"The total amount of funds used for the purchase of Common Stock by HPE was $13,427,930.38. All of the shares of Common Stock beneficially owned by HPE were paid for using working capital of HPE. Hoak Management does not directly hold any Common Stock but may be deemed to beneficially own the Common Stock owned by HPE. The other Reporting Persons do not hold shares of Common Stock directly but may be deemed to beneficially own the Common Stock owned by HPE."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read in its entirety as follows:

(a) As of the date of this Schedule 13D, based upon 12,568,917 shares of Common Stock outstanding (as disclosed on the Issuer's Form 10-Q filed with the SEC November 10, 2025): (a) HPE directly owns an aggregate of 838,128 shares of Common Stock, representing approximately 6.67% of the outstanding Common Stock; (b) Hoak Management, in its capacity as HPE's general partner, may be deemed to beneficially own an aggregate of 838,128 shares of Common Stock, representing approximately 6.67% of the outstanding Common Stock; and (c) each of Hoak and Co. (in its capacity as the general partner of Hoak Management), James M. Hoak (in his capacity as Hoak & Co.'s controlling shareholder), and J. Hale Hoak (in his capacity as Hoak & Co.'s President) may be deemed to beneficially own an aggregate of 838,128 shares of Common Stock, representing approximately 6.67% of the outstanding Common Stock."
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read in its entirety as follows:

Schedule A hereto sets forth all transactions in the Common Stock within the past 60 days by any Reporting Person. All such transactions were effected on the open market. Except for the transactions set forth on Schedule A, none of the Reporting Persons effected any transaction in the Common Stock during the past 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement dated January 7, 2026, by and among Hoak Public Equities, L.P., Hoak Fund Management, L.P., Hoak & Co., James M. Hoak and J. Hale Hoak.

99.2 Schedule A - all transactions in the Common Stock within the past 60 days by any Reporting Person.

## Signatures
- Hoak Public Equities, LP: /s/ J. Hale Hoak, J. Hale Hoak, President (Hoak & Co., its general partner) (01/07/2026)
- Hoak Fund Management, L.P.: /s/ J. Hale Hoak, J. Hale Hoak, President (Hoak & Co., its general partner) (01/07/2026)
- Hoak & Co.: /s/ J. Hale Hoak, J. Hale Hoak, President (01/07/2026)
- Hoak J. Hale: /s/ J. Hale Hoak, J. Hale Hoak (01/07/2026)
- HOAK JAMES M: /s/ James M. Hoak, James M. Hoak (01/07/2026)